SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 26, 2010
______________________

EXCEED COMPANY LTD. ______________________ Suite 8, 20/F, One International Finance Centre 1 Harbour View Street, Central Hong Kong Tel: 852 3669 8105 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No X

Exceed Company Ltd. (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 26, 2010, which announces its annual general meeting of the shareholders.

EXCEED COMPANY LTD.
ANNOUNCES APPOINTMENT OF
CHIEF FINANCIAL OFFICER

Beijing, China, April 26, 2010 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed”), one of China’s leading domestic sports and leisurewear brands, today announced the appointment of Mr. Terence Wong to the position of the Chief Financial Officer of Exceed effective from May 1, 2010.

Mr. Wong has over 18 years of experience in accounting, auditing and finance. Immediately prior to joining Exceed, Mr. Wong was the chief financial officer of China Dongxiang (Group) Co., Ltd., a leading China sportswear brand operator listed on the Hong Kong Stock Exchange.  Mr. Wong has also held various senior positions including chief financial officer of a sino-foreign joint venture in Beijing, senior finance manager of China Netcom Group Corporation (Hong Kong) Limited, which was a company listed on the Hong Kong Stock Exchange, and audit manager of an international accounting firm.  Mr. Wong obtained a bachelor’s degree in business administration from the Chinese University of Hong Kong and a master’s degree in business administration from the Australian Graduate School of Management.  He is also a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Mr. Wong is replacing Ms. Vivien Tai.  Ms. Tai will continue her employment with Exceed in a new capacity as Vice President of Finance and Company Secretary of the Board of Directors.

Mr. Wong will be responsible for all aspects of Exceed’s finance functions including finance management, corporate planning, strategic investment and investor relations, while Ms. Tai will focus on financial reporting, internal control and corporate secretarial matters.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “We are delighted to have Terence join Exceed, as his strong financial background and proven leadership capabilities make him a valuable addition to our management team. With his experience in the sportswear sector and passion for financial excellence, Terence is a natural fit for Exceed.  Both Terence and Vivien’s backgrounds and wealth of financial experience will further strengthen Exceed’s finance team and enhance our capabilities as we execute our growth strategy going forward.”

About Exceed

Exceed designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second- and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps.  Exceed’s ordinary shares, warrants and units currently trade on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU", respectively.

Forward-Looking Statement

This  press  release  contains  forward-looking  statements  within  the  meaning  of  the  Private  Securities Litigation Reform Act of 1995 regarding future events and future performance of Exceed. These statements are based on management’s current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of Exceed's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, please refer to documents that Exceed files from time to time with the Securities and Exchange Commission. Exceed is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Investor Relations Contact

Katharine O’Brien
ICR
(646) 277-1217
katharine.obrien@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEED COMPANY LTD.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Dated:  April 26, 2010